Exhibit 17.1

Dear Pat and fellow Board members:

As you may have gathered from the press this is a very busy time with [confidential information redacted]. This has in turn contributed to an inescapable conclusion which I have come to after considerable reflection.

The existing bankruptcy proceedings have been a serious distraction to my professional and personal life and I simply cannot devote the proper attention to all those matters which constantly arise while pursuing my professional responsibilities to my clients and my firm. As a result, I have concluded, regretfully, that I must withdraw as a member of the RVSI Board.

I can be available for occasional informal discussions from time to time to the extent you may deem them useful.

Best regards to all,

Jonathan (Howe)

January 19, 2005